  Exhibit 99.1

Fury Appoints Lynsey Sherry as Chief Financial Officer

Vancouver & Toronto, Canada – October 21, 2020 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the appointment of Lynsey Sherry as Chief Financial Officer. Dr. Sherry was formerly the Vice President, Controller at Goldcorp and will start at Fury’s Toronto office in mid-November, taking over from Elizabeth Senez, who had been assuming the role as Interim CFO.

Dr. Sherry is a fellow of the Institute of Chartered Accountants in England and Wales and acquired a PhD from the University of Manchester. She spent eight years with Goldcorp, and as Vice President, Controller, was part of the management team that successfully completed Goldcorp’s merger with Newmont in April 2019, creating the world’s largest gold mining company. Dr. Sherry completed her chartered accountancy training with Deloitte UK, where she was part of the extractive industries audit practice in the London office, specializing in audits of global mining and oil and gas clients, before transferring to the Deloitte Vancouver mining practice as part of a global secondment program.

A Message from Mike Timmins, President & CEO:

“It is with great pleasure that we welcome Lynsey to the team. Her experience, having spent several years with Goldcorp and Deloitte, will be extremely valuable as we prepare for significant growth of the Company. I am looking forward to working with Lynsey to develop Fury’s financial strategy.”

A Message from Lynsey Sherry, CFO:

“I am excited to have the opportunity to join the team at this formative juncture in the Company's evolution and look forward to contributing to Fury’s future success.”

ON BEHALF OF THE BOARD OF DIRECTORS OF FURY GOLD MINES LIMITED

Mike Timmins
President, CEO & Director

For further information on Fury Gold Mines Limited, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

About Fury

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury and the timing and results of the drill program at Eau Claire. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

www.furygoldmines.com